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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*

                            WIND RIVER SYSTEMS, INC.

- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK

- --------------------------------------------------------------------------------
                           (TITLE OF CLASS SECURITIES)

                                    973149107

                      ------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2001

- -------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /X/  Rule 13d-1(b)

            / /  Rule 13d-1(c)

            / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

CUSIP NO.  973149107

     1.  Name of Reporting Persons.

         Firsthand Capital Management, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

         EIN: 77-0449623

- --------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ----------

         (b)
             ----------

     3.  SEC Use Only
                        --------------------------------------------------------

     4.  Citizenship or Place of Organization     California
                                                  ----------

Number of Shares     5.  Sole Voting Power  3,655,149
Beneficially                                --------------------
Owned by Each        -----------------------------------------------------------
Reporting            6.  Shared Voting Power   0
Person With:                                  --------------------
                     -----------------------------------------------------------
                     7.  Sole Dispositive Power  3,655,149
                                                 -----------------
                     -----------------------------------------------------------
                     8.  Shared Dispositive Power   0
                                                   ---------------
                     -----------------------------------------------------------


     9.  Aggregate Amount Beneficially Owned by Each Reporting Person 3,677,664
                                                                      ---------

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                  ----------------------------
    11. Percent of Class Represented by Amount in Row (9) 4.7%
                                                          -------

    12. Type of Reporting Person (See Instructions)  IA, CO
                                                     ---------

CUSIP NO.  973149107

     1.  Name of Reporting Persons.

         Silicon Capital Management, LLC

         I.R.S. Identification Nos. of above persons (entities only).

         EIN: 77-0497259
- --------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ----------

         (b)
             ----------

     3.  SEC Use Only
                       ---------------------------------------------------------

     4.  Citizenship or Place of Organization     California
                                                -----------------

Number of Shares    5.  Sole Voting Power      3,655,149
Beneficially                                 -------------
Owned by Each       ------------------------------------------------------------
Reporting Person    6.  Shared Voting Power                 0
With:                                        ----------------------
                    ------------------------------------------------------------
                    7.  Sole Dispositive Power              3,655,149
                                                ---------------------
                    ------------------------------------------------------------

                    8.  Shared Dispositive Power          0
                                                  ---------------
                    ------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,677,664
                                                                       ---------

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                             -----------

    11.  Percent of Class Represented by Amount in Row (9)   4.7%
                                                            ------

    12.  Type of Reporting Person (See Instructions)  IA, OO
                                                     --------

 CUSIP NO.  973149107

     1.  Name of Reporting Persons.

         Firsthand Funds on behalf of its series, as follows:

                  Technology Value Fund
                  Technology Leaders Fund
                  Technology Innovators Fund
                  The Communications Fund
                  The e-Commerce Fund
                  Global Technology Fund

         I.R.S. Identification Nos. of above persons (entities only).

                  77-6100553
                  31-1576988
                  77-0484956
                  77-0522622
                  77-0522623
                  06-1588825
- --------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
              --------------

         (b)
              --------------

     3.  SEC Use Only
                       ----------------------------------------------------

     4.  Citizenship or Place of Organization     Delaware
                                                ------------

Number of Shares    5.  Sole Voting Power       3,655,149
Beneficially                               ------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    6.  Shared Voting Power                      0
With:                                        ---------------------
                    ------------------------------------------------------------
                    7.  Sole Dispositive Power              3,655,149
                                                ---------------------
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power          0
                                                  ---------------
                    ------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,677,664
                                                                       ---------

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                             -----------

    11.  Percent of Class Represented by Amount in Row (9)   4.7%
                                                             -----

    12.  Type of Reporting Person (See Instructions)   IV
                                                     ------

CUSIP NO.  973149107

     1.  Name of Reporting Persons.

         Landis, Kevin Michael

         I.R.S. Identification Nos. of above persons (entities only).

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ---------------

         (b)
             ---------------

     3.  SEC Use Only
                      ---------------------------------------------------------

     4.  Citizenship or Place of Organization   United States
                                                -------------

Number of Shares    5.  Sole Voting Power    3,655,149
Beneficially                                -------------
Owned by Each        -----------------------------------------------------------
Reporting Person    6.  Shared Voting Power             0
With:                                        ------------
                    ------------------------------------------------------------
                    7.  Sole Dispositive Power     3,655,149
                                                ------------
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power        0
                                                  ---------
                    ------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person 3,677,664
                                                                      ---------

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                             ---

    11.  Percent of Class Represented by Amount in Row (9)   4.7%
                                                            -------

    12.  Type of Reporting Person (See Instructions)  HC (Control Person), IN
                                                      -----------------------

Item 1.

       (a)    Name of Issuer

              Wind River Systems, Inc.

       (b)    Address of Issuer's Principal Executive Offices

              500 Wind River Way
              Alameda, CA  94501

Item 2.

       (a)    Name of Person Filing

               (i)   Firsthand Capital Management, Inc. ("FCM")

               (ii)  Silicon Capital Management, LLC ("SCM")

               (iii) Firsthand Funds ("Firsthand")

               (iv)  Kevin Michael Landis ("Landis")



       (b)    Address of Principal Business office or, if None, Residence

               (i)   125 South Market, Suite 1200, San Jose, CA 95113


       (c)    Citizenship

               (i)   FCM: California

               (ii)  SCM: California

               (iii) Firsthand: Delaware

               (iv)  Landis: United States

       (d)    Title of Class Securities

              Common stock

       (e)    CUSIP Number

              973149107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

              (a)  / /    Broker or dealer registered under section 15 of
                          the Act (15 U.S.C. 78o).
              (b)  / /    Bank as defined in section 3(a)(6) of the
                          Act (15 U.S.C. 78c).
              (c)  / /    Insurance company as defined in section 3(a)(19)
                          of the Act (15 U.S.C. 78c).

              (d)  /X/    Investment company registered under section 8 of
                          the Investment Company Act (15 U.S.C. 80a-8).
              (e)  /X/    An investment adviser in accordance
                          with Section 240.13d-1(b)(1)(ii)(E).
              (f)  / /    An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(ii)(F).
              (g)  /X/    A parent holding company or control person in
                          accordance with Section 240.13d-1(b)(1)(ii)(G).
              (h)  / /    A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act (12 U.S.C. 1813).
              (i)  / /    A church plan that is excluded from the definition
                          of an investment company under section 3(c)(14) of
                          the Investment Company Act of 1940 (15 U.S.C. 80a-3).
              (j)  / /    Group in accordance with Section 240.13d-1(b)(ii)(J).

              This statement is filed by FCM and SCM, both investment advisers registered under the Investment Advisers Act of 1940, as amended, their control person Landis, and Firsthand, an investment company registered under the Investment Company Act of 1940, as amended. (See, also, Exhibit A.)

Item 4.       Ownership

              Common stock:

              (a)    Amount Beneficially Owned:      3,677,664
                                                     ---------
              (b)    Percent of Class:      4.7%
                                           ----
              (c)    Number of shares as to which the joint filers have:

                     (i)    sole power to vote or to direct the vote:  3,655,149
                                                                       ---------
                     (ii)   shared power to vote or to direct the vote:  0
                                                                       --------
                     (iii) sole power to dispose or to direct the disposition of: 3,655,149
                                 ---------
                      (iv)  shared power to dispose of or to direct the
                            disposition of:   0
                                            ----------

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class securities, check the following   /X/.

Item 6.       Ownership of More than Five Percent on Behalf of Another
              Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
              Holding Company.     N/A

Item 8.       Identification and Classification of Members of the Group.
                                            N/A

 Item 9.      Notice of Dissolution of Group.     N/A

Item 10.      Certification:

              (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

Date:    01/15/2002        FIRSTHAND CAPITAL MANAGEMENT, INC.

                           /s/ Kevin M Landis
                           -------------------------------------------------
                           Kevin M. Landis, President


                           SILICON CAPITAL MANAGEMENT, LLC

                           /s/ Kevin M Landis
                           -------------------------------------------------
                           Kevin M. Landis, President


                           FIRSTHAND FUNDS

                           /s/ Kevin M Landis
                           -------------------------------------------------
                           Kevin M. Landis, Trustee

                           /s/ Kevin M Landis
                           -------------------------------------------------
                           Kevin M. Landis, Control Person

EXHIBIT A

                IDENTIFICATION AND CLASSIFICATION OF JOINT FILERS


Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the reporting persons making this joint filing are identified and classified as follows:


                         NAME                                              CLASSIFICATION
                         ----                                              --------------
Firsthand Capital Management, Inc. ("FCM")                      Investment adviser registered under the Investment
                                                                Advisers Act of 1940, as amended.

Silicon Capital Management, LLC ("SCM")                         Investment adviser registered under the Investment
                                                                Advisers Act of 1940, as amended.

Firsthand Funds on behalf of its series, as follows             Investment company registered under the Investment
("Firsthand"):                                                  Company Act of 1940, as amended.
Technology Value Fund
Technology Leaders Fund
Technology Innovators Fund
The Communications Fund
The e-Commerce Fund
Global Technology Fund

Kevin Michael Landis                                             A control person of FCM and Firsthand.

EXHIBIT B

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1 and are not acting as a group as defined by Rule 13d-1(b)(ii)(J).

                             SIGNATURE

Date:    01/15/2002          FIRSTHAND CAPITAL MANAGEMENT, INC.

                             /s/ Kevin M Landis
                             --------------------------------------------
                             Kevin M. Landis, President


                             SILICON CAPITAL MANAGEMENT, LLC

                             /s/ Kevin M Landis
                             --------------------------------------------
                             Kevin M. Landis, President


                             FIRSTHAND FUNDS

                             /s/ Kevin M Landis
                             --------------------------------------------
                             Kevin M. Landis, Trustee

                             /s/ Kevin M Landis
                             --------------------------------------------
                             Kevin M. Landis, Control Person

EXHIBIT C

                       DISCLAIMER OF BENEFICIAL OWNERSHIP


Wind River Systems, Inc.
Common Stock
3,677,664 Shares

Kevin Michael Landis disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Firsthand Capital Management, Inc., Silicon Capital Management, LLC, as investment advisers, and Firsthand Funds. In addition, Firsthand Funds disclaims beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Silicon Capital Management, LLC.